[MILLENIUM HOLDINGS LOGO]

                                 12 Winding Road
                               Henderson, NV 89052
                               Tel: (702) 492-7721
                               Fax: (702) 492-7728


August 15, 2005

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Las Vegas, NV 89120


RE: Form 10-KSB for year ended December 31, 2004
    Form 10-QSB for quarter period March 31, 2005 File No. 0-28431

Dear Mr. Gordon:

The following is in response to your comments contained in your letter dated June 24, 2005.

10-KSB FOR PERIOD ENDING DECEMBER 31, 2004

COMMENT #1 - Report of Independent Registered Public Accounting Firm {Page F-2}:

     RESPONSE: The revised audit report has been included in the form 10KSB/A

COMMENT #2 - Note 5 - Intangible Assets {Page F-13}:

     RESPONSE: The architectural study costs represent the cost of the development of the prototype of the workflow environment of a new type of integrated financial institution. The company needs this in the future in order to have its headquarters to be functional and in line with its overall strategic objectives in the financial services industry. This financial statement footnote has been updated.

COMMENT #3 - Note 6 - Notes Payable {Page F-13}

     RESPONSE: An additional note has been added to the notes to the financial statements to discuss this. The beneficial conversion feature is calculated at the time the convertible debt was issued, and is the difference between the conversion price and the fair value of the common stock into which the convertible debt is convertible, multiplied by that number of shares. This amount is amortized over the life of the note.

COMMENT #4 - Note 6 - Notes Payable {Page F-13}

     RESPONSE: Restricted stock was to be sold, but agreement was cancelled. The $45,000 received is a debt and is recorded on the books as a notes payable.

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
August 15, 2005
Page 2


COMMENT #5 - Note 10 - Commitments and Contingencies {Page F-19}

     RESPONSE: Consulting Agreement #1 - term of agreement was for the period of August 5, 2003 to May 31, 2004. All shares have been issued. There is no prepaid balance at year-end and no additional shares will be issued under the Consulting Agreement.

     Consulting Agreement #2 - term of agreement was for the period of November 13, 2001 to May 31, 2004. All shares have been issued. There is no prepaid balance at year-end and no additional shares will be issued under the Consulting Agreement.

     Consulting Agreement #3 - term of agreement was for the period of January 1, 2002 to May 31, 2004. All shares have been issued. There is no prepaid balance at year-end and no additional shares will be issued under the Consulting Agreement.

     Consulting Agreement #4 - term of agreement was for the period of September 6, 2004 to November 6, 2004. All shares have been issued. There is no prepaid balance at year-end and no additional shares will be issued under the Consulting Agreement.

     Agreement #5 - term of agreement was for the period of August 4, 2004 to August 9, 2004. All shares have been issued. There is no prepaid balance at year-end and no additional shares will be issued under the Agreement. The August 4, 2004 agreement was cancelled on August 9, 2004. The only shares issued under this agreement were the 25,000 restricted shares issued on September 22, 2004. This section has been updated.

     Agreement #6 - term of agreement was for the period of December 1, 2004 and the Company cancelled said agreement on January 21, 2005, which is included in Note #14 - Subsequent Events. All shares have been issued. There is no prepaid balance at year-end and no additional shares will be issued under the Agreement.

10QSB FOR PERIOD ENDING MARCH 31, 2005

COMMENT #6 - Statement of Cash Flows {Page 4}

     RESPONSE: The inclusion of the write off of stock subscriptions in our 1st quarter filing was an error made by our EDGAR filer as the 441,096 is related to the year end filing and does not factor into the calculations for the statement of cash flows.

The Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MILLENIUM HOLDING GROUP, INC.

BY: /s/ Richard L. Ham
   ----------------------------
   Richard L. Ham
   President